                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549


                           REPORT OF FOREIGN ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                          For the month of June, 2001

                        COMMISSION FILE NUMBER: 1-7239

                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------

1.   Information Distributed to Security Holders
     -------------------------------------------

          The registrant, KOMATSU LTD., distributed to its security holders the following documents, which are attached hereto and constitute a part hereof:

          Notice of Convocation of the 132nd Ordinary General Meeting of Shareholders attaching Referential Materials and Instruction Card Concerning the Exercise of Voting Rights (including the 132nd Business Report (From April 1, 2000 to March 31, 2001), which contained the financial statements which are prepared in accordance with accounting principles generally accepted in Japan and are on non-consolidated basis.)

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            KOMATSU LTD.
                                    ----------------------------
                                            (Registrant)

Date:  June 6, 2001             By:      /S/ Masaru Fukase
                                    ----------------------------
                                             Masaru Fukase
                                             Senior Executive Officer

(Translation)

                                                                    May 30, 2001

                         NOTICE OF CONVOCATION OF THE
                         ----------------------------
                    ONE HUNDRED AND THIRTY SECOND ORDINARY
                    --------------------------------------
                        GENERAL MEETING OF SHAREHOLDERS
                        -------------------------------
                                OF KOMATSU LTD.
                                ---------------

TO:  THE SHAREHOLDERS

     Please be advised that the 132nd Ordinary General Meeting of Shareholders of the Company will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested. If you are unable to attend the meeting, we would appreciate your reviewing the attached documents, affixing your seal or signature on the enclosed instruction card concerning the exercise of voting rights, and returning it to the Company after indicating thereon your approval or disapproval of the items of business enumerated in the attached documents.

                                                   Sincerely yours,
                                                   KOMATSU LTD.
                                                   3-6, Akasaka 2-chome
                                                   Minato-ku, Tokyo

                                                   By:  Satoru Anzaki
                                                        President and
                                                        Representative Director

                            PARTICULARS OF MEETING
                            ----------------------

1.   Date and Time: June 27, 2001 (Wed.) at 10:00 a.m.

2.   Place: 2nd Floor, Komatsu Building
            3-6, Akasaka 2-chome
            Minato-ku, Tokyo

3.   Purpose of Meeting:

     Items to be Reported       Matters concerning the Balance Sheet as of March
                                31, 2001 and the Business Report, Statement of
                                Income for the 132nd business term (April 1, 2000- March 31, 2001) and redemption of shares by distribution of net profit.

     Items to be Resolved:

     1st Item of Business:      Matters concerning the approval of the Proposed
                                Appropriation of Profit for the 132nd business term (April 1, 2000 - March 31, 2001).

     2nd Item of Business:      Matters concerning the election of six
                                Directors.

     3rd Item of Business:      Matters concerning the election of one Statutory
                                auditor.

     4th Item of Business:      Matters concerning the acquisition of Treasury
                                shares for transfer to the directors and employees. Details of this item are provided in the Referential Documents Regarding the Exercise of Voting Rights (Proxy Statement).

     5th Item of Business       Matters concerning the payment of retirement
                                allowance to retiring director and statutory auditor.

                                     * * *

(If you attend the meeting, please present the enclosed instruction card to the receptionist.)

ATTACHED DOCUMENTS

EXHIBIT I

                                Business Report
                       (April 1, 2000 - March 31, 2001)

(Note) As Komatsu's management is basically oriented towards global consolidated management, this Business Report is prepared in an aim to also cover the information on a consolidated basis as much as possible.

I.     Outline of Business

(1)      Development and Results of Business Operations

         The very cornerstone of Komatsu's management lies in its commitment to Quality and Reliability and enhance the corporate value. This policy does not only concern the supply of safe and innovative products and services from the viewpoint of customers but also extends to constant improvement of Quality and Reliability of the Komatsu Group's entire organizations, businesses, employees and management. In pursuit of this policy, the top management task will continue to improve this Quality and Reliability year after year. We will devote our best efforts to realize this goal.

         During the fiscal 2000, from April 1, 2000 to March 31, 2001, the Japanese economy accommodated some signs of moderate autonomous recovery centering on private-sector corporations in the first half period. In the last half period, however, signs of slowing capital investment coupled with reduced exports and industrial production made the Japanese economic mindset less positive. Overseas, the United States economy, which had maintained the record-high length of buoyancy, began to slow down. European economies remained strong in general, albeit with uncertainty of the depreciation of the euro. The recovery pace of overall Asian economies slowed down, leaving their uncertainty intact.

         Under such an environment, the Company positioned the fiscal 2000 as a year of further strides under the "G" to the 21st mid-range management strategy and worked to improve performance.

         For its construction and mining equipment business, Komatsu completed the restructuring program for Japanese production facilities initiated in 1998 with the closings of Tachikawa and Saitama plants of Komatsu Zenoah Co. for consolidation of production at the

Kawagoe Plant (formerly Kawagoe Plant of the Company). The Company also worked to expand its business domain by adding IT utilization to its competitive advantages of global sales, service and production networks, "Quality and Reliability"-backed brand power and in-house production of key components.

        Back on a recovery track, Komatsu's electronics business continued to facilitate differentiation of products and technologies. Komatsu also worked to promote operations designed to make effective and timely responses to drastic changes in the business environment.

        Furthermore, Komatsu worked to reinforce its businesses where it can demonstrate its technological superiority, including sale of shares held in Komatsu Construction Co., Ltd., establishment of a joint venture with USHIO INC. in the area of Excimer laser business, and acquisition of Hensley Industries, Inc., a U.S. manufacturer of parts and components for construction and mining equipment.

        As a result, the consolidated sales for this period was JPY 1096.3 billion, up 3.9% from the previous period, and consolidated net income was JPY
6.9 billion, down 48.4% from the previous period. On a non-consolidated basis, sales resulted in JPY 430.2 billion, down 2.5% from the previous period, and ordinary profit was JPY 11.2 billion, up 13.5% from the previous period, and net income for the period JPY 7.2 billion, down 46.9% from the previous period.

        The following is an outline of the business result of each division of Komatsu.

Construction and Mining Equipment
---------------------------------

        Consolidated sales of construction and mining equipment totaled JPY718.1 billion, down 3.9% from the previous period, and the non-consolidated sales of the Company totaled JPY 360.9 billion, down 3.9% from the previous period.

        In Japan, consolidated sales totaled JPY 305.5 billion, up 4.7% from the previous period, and the non-consolidated sales totaled JPY 221.7 billion, up 0.1% from the previous period.

        In fiscal 2000, Japanese demand for construction equipment declined slightly, and Komatsu teamed up with its distributors and affiliated rental companies across the country and worked to expand earnings by effectively utilizing information networks for sales, rental and service. The Company concerted its efforts to step up sales of major products such as minimal rear-swing radius hydraulic excavators, large machines and equipment for environmental conservation, such as the mobile crusher/recycler "Galapagos" series. The Company also focused on delivering value to customers by holding the Komatsu Management Strategy Seminar and through the E-KOMATSU Net for information and service provision on the Internet.

         In the area of Information Technology (IT) utilization, the Company continued to introduce the "KOMTRAX," a construction equipment operation management system designed to improve reducing overall business cost of the rental business, to affiliated rental companies. The Company also developed new business models in fiscal 2000. Such initiatives include joint operation of a new service for construction equipment customers on the Internet with RICOH Co., Ltd. and a web site (www.anahori.com) dedicated to sales of mini excavators, the first one by the Japanese construction equipment manufacturing industry.

         Consolidated sales outside of Japan totaled JPY 412.5 billion, down 9.5% from the previous period, and non-consolidated sales of exports totaled JPY
139.1 billion, down 9.5% from the previous period.

           In North America, the major market, while new construction investment expanded in 2000, new housing starts of the private sector declined from 1999. As a result, demand for construction equipment dropped for the second consecutive year. Komatsu shortened production lead-time considerably, restructured its distributor network and reinforced sales capability. However, North American sales decreased from the previous year.

           In Europe, while demand for construction equipment continued to grow, Komatsu Group carried out aggressive marketing and promoted further reorganization and reinforcement of their distributors. As a result, major European companies in the Group registered improved sales on a local currencies basis. In response to the depreciated euro, Komatsu worked to secure earnings through further reduction of costs by expanding local procurement of parts and components and implementing rationalization measures, while expanding the product range for local production.

         In Southeast Asia, while demand for construction and mining equipment began to recover, centering on the mining and forestry industries, recovery of overall demand remained delayed. As a result, sales of construction and mining equipment were about the same level from the previous year. Meanwhile, Komatsu made steady gains in sales in the infrastructure investment-driven Chinese market. In February 2001, the Company established Komatsu (China) Ltd. in Shanghai as regional headquarters to coordinate operations in China. With this regional headquarters, Komatsu is now better positioned to more effectively utilize the functions of its production, sales and service foundations built over the years and respond to the Chinese market with great potential for growth.

           Utility equipment, small construction equipment, business continued to expand sales from steady growth in North American and European demand. Sales growth was supported by brisk sales of backhoe loaders in North America where Komatsu launched full-scale sales of backhoe loaders two years ago. Komatsu has begun construction of a new plant for utility equipment in South Carolina, U.S.A. With an initial plan to launch production in 2002, Komatsu is well prepared to accelerate sales in this promising market.

           Mining equipment business saw some signs of recovery in demand for off-highway dump trucks against the backdrop of improved price for copper. However, this stopped short of full recovery for demand, leaving the difficult management environment in place.

           In the area of parts business for construction and mining equipment, Komatsu acquired Hensley Industries, Inc., a leading manufacturer of buckets, teeth and adapters for construction and mining equipment, in December 2000. With Hensley Industries in the Komatsu Group, Komatsu is positioned to expand a line-up of parts and supply their competitive products mainly in the North American market.

Electronics
-----------

         Consolidated sales from the electronics business improved 30.3% over the previous fiscal year, to JPY 117.7 billion. Non-consolidated sales decreased 23.7% from the previous fiscal year to JPY 8.5 billion.

         Komatsu Electronic Metals Co., Ltd. experienced a dramatic increase in demand for 200mm silicon wafers in the first half period of fiscal 2000 and falling demand in the second half period. Under such an environment, the company worked to improve quality of and technology development for 200mm silicon wafers in both Japan and Taiwan, while undertaking aggressive sales in Japan and overseas. The company also facilitated restructuring including reinforcement of the discrete wafer business and expanded efforts to reduce total costs and expand sales in order to improve profits. Formosa Komatsu Silicon Corporation, the company's joint-venture entity with a local partner, expanded its production facilities and accelerated sales to major customers, thereby establishing its solid presence in the Taiwanese market.

         Advanced Silicon Materials LLC. expanded sales over the previous year by focusing on sales of monosilane gas and monosilane gas-based, unique polycrystalline silicon against the backdrop of market growth. However, the company continued to face difficult conditions for earnings, including increased depreciation of the Butte Plant (Montana, USA) as accompanied by its full-scale production.

         Meanwhile, Komatsu Electronics, Inc. made a significant gain in sales over the previous period by taking advantage of expanded demand for micro modules for use in fiber optic communication networks. To meet further growth in demand more flexibly, the company expanded production capacity with new facilities and reached an alliance agreement with Ferrotec Corporation, a competitive manufacturer of thermoelectric modules. The agreement centers on the production of micro modules by a Chinese subsidiary of Ferrotec.

           In the Excimer laser business, the Company established GIGAPHOTON INC., a 50-50 joint venture with USHIO INC. The joint venture engages in overall Excimer laser business, from research and development, production, and sales to service. Against the backdrop of an improved market supported by aggressive investment by semiconductor manufacturers, the company delivered the number of units at a rate higher than market growth and accomplished larger sales than initially planned.

         In the non-consolidated electronics business of the Company, sales for FA panels and network information terminals grew but due to the transfer of the excimer laser business, the sales dropped below the previous period.

Others
------

         Consolidated sales of the industrial machinery, logistics and other businesses for fiscal 2000 increased 19.7% to JPY 260.4 billion. Non-consolidated sales was JPY 60.7 billion, up 10.9% from the previous period.

         With respect to the large press business, the Company expanded sales with good sales of the WS-3TR series, standard-type transfer press for manufacturers of automotive body components, and sales to overseas automobile manufacturers for retrofitting their equipment. In the defense equipment business where the Company integrated development and production for improved efficiency, sales to the Defense Agency remained strong. In the environmental business, the Company delivered three full-scale comprehensive recycling plants for construction wastes and other wastes in Japan, developing a new business domain.

         Komatsu Forklift Co., Ltd., a consolidated subsidiary since this fiscal year, introduced renewed models of the "LEO Plus" engine-powered forklift and reach-type forklift trucks "AR" series in Japan. The company also promoted the "Proposal for Total Logistics" campaign to customers. The company expanded both sales and market share in the United States where it had reinforced its sales network. As a result, the company's sales and ordinary profits for the fiscal year improved over the previous fiscal year. Also during the fiscal year, the company built a cooperative global relationship with Linde AG of Germany in production and sales of forklift trucks. Under this arrangement, Komatsu Forklift began sales of Linde-made forklift trucks in Japan and Linde's subsidiary launched production of Komatsu Forklift-brand forklift trucks in Europe.

         Komatsu Industries Corporation, in charge of sheet metal forming machinery and small and medium-sized presses, posted profits for fiscal 2000 according to the restructuring plan undertaken since 1999. Also during the fiscal year, the company further reinforced the sales alliance with TRUMPF GmbH + Co. KG of Germany, expanded sales of TRUMPF-made products in Japan and embarked on supply of its "PAS" series AC servomotor-driven press brake models to TRUMPF by targeting U.S. and European markets.

(2)      Capital Expenditure

         In construction and mining business, Komatsu made IT-related investments and investments for production efficiency aggressively. In electronics business, it invested to improve production efficiency and to expand production capacity for silicon wafers and also made to improve production capacity to accommodate increased demand of micro modules for fiber optic communication.

         As a result, total investments amounted to JPY 79.3 billion on a consolidated basis, up JPY 21.5 billion from the previous period, and JPY 20.4 billion on a non-consolidated basis, up JPY 2.0 billion from the previous period.

(3)      Fund Raising

         Komatsu continues to strengthen its financial position and during the current period. In this period, it consolidated the bank commitment lines, the credit line that allows borrowings to a certain amount when necessary, that were formerly established separately in Japan and USA. The consolidated global commitment line allows Komatsu to flexibly procure funds either in yen or dollar from Japanese, US or European banks. And this would enable the Komatsu Group in Japan and USA to decrease debts and interest expenses. In the meantime, the Company raised short-term funds through commercial papers during the period.

(4)      Future Challenges

         Under the "G" to the 21st century mid-range management strategy, we specified the course of growth as a true global company in the 21st century. By making the best use of Komatsu's consolidated network and a technological edge on a global scale, the Company is determined to become a company that can be trusted as a partner who may provide the best solutions to various problems which the customers may face. The four basic strategies of "G" to the 21st century are as follows:

        (i) Pursuit of new development strategies for construction and mining equipment business;

        (ii) To reduce the stress on the environment and to expand environment-related business;

        (iii) To focus on business areas where we can maintain a technological edge on a global scale;

        (iv)    To achieve a strong competitive position by utilizing
                IT=e-KOMATSU.

        Komatsu will further pursue development of business on a global scale and with a new view of IT's dramatically fast progress and protection of global environment, the Company aims to improve its sales and profit, of all others, centralizing on strategies to develop the construction and mining equipment business.

        In dealing with global environment, the Company worked on the issue of reducing damage on the environment in the process of production activities. To provide solutions for environmental problems of the customers through Komatsu's technology and systems would also lead to large business opportunities. Komatsu will aggressively expand its environment business in the following three fields based on the foundation that it has built up.

        (i) Environment-friendly products: Development of environment technology reduction of exhaust emission, noise and vibration, water emulsion fuel engine system, etc.), remanufacturing (recycling of parts and components)

        (ii) Construction equipment for environmental conservation (On-site resource recycling machines such as Galapagos)

        (iii)   Resources recycling plant

        Making use of IT would not only improve efficiency of business and allow sharing of information but this completely changes the fundamentals of business. Komatsu has an advantage in terms of its organization and network of personnel. Komatsu will enhance capabilities that are concerned with research and development, marketing and product support, and improve creative and fast-action team work of the employees around the world by making use of Komatsu's unique IT and it will respond to diverse expectations of the customers.

        This year, the Company has celebrated its 80th anniversary of its foundation. The founder, Mr. Meitaro Takeuchi, directed to the then employees that Komatsu's tasks are to "innovation of industrial technology", cultivation of human resources who will support this technology innovation and "leading the company out into the world". This founder's spirit was succeeded by the employees throughout the world and became the dynamics for Komatsu to develop further in the era of technology innovation and globalization. Komatsu will continue to cherish this spirit and continue to self-improve the management and technology and aim for a further development.


(5)     Comparison of Financial Data

        The financial position for this period and the recent 3 years are as follows:

(i)     Consolidated Results
                                                                                         (Unit:     in billion yen)
-------------------------------------------------------------------------------------------------------------------
                                           Fiscal 1997        Fiscal 1998        Fiscal 1999        Fiscal 2000
                                          (April 1997 -      (April 1998 -      (April 1999 -      (April 2000 -
                                           March 1998)        March 1999)        March 2000)        March 2001)
-------------------------------------------------------------------------------------------------------------------
Net Sales                                       1,104.0           1,061.5           1,055.6            1,096.3
-------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes                         40.2             (9.6)              19.3               20.0
-------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                  19.2            (12.3)              13.3                6.9
-------------------------------------------------------------------------------------------------------------------
Total Assets                                    1,561.6           1,524.6           1,375.2            1,403.1
-------------------------------------------------------------------------------------------------------------------

(ii)    Non-consolidated Results
                                                (Unit:     in billion yen (*except earnings per common share data))
-------------------------------------------------------------------------------------------------------------------
                                            129th Period       130th Period       131st Period       132nd Period
                                            (April 1997 -      (April 1998 -      (April 1999 -      (April 2000 -
                                             March 1998)        March 1999)        March 2000)        March 2001)
-------------------------------------------------------------------------------------------------------------------
Net Sales                                         533.0              475.7            441.4               430.2
-------------------------------------------------------------------------------------------------------------------
Operating Profit                                   20.1               11.6             12.9                14.1
-------------------------------------------------------------------------------------------------------------------
Ordinary Profit                                    19.7                8.5              9.9                11.2
-------------------------------------------------------------------------------------------------------------------
Net Income                                         11.3                2.1             13.6                 7.2
-------------------------------------------------------------------------------------------------------------------
Earnings per Common Share *                       11.69               2.24            14.05                7.53
-------------------------------------------------------------------------------------------------------------------
Total Assets                                      781.3              771.7            746.8               765.4
-------------------------------------------------------------------------------------------------------------------
Net Assets                                        448.5              450.4            469.1               473.7
(Shareholders' Equity)
-------------------------------------------------------------------------------------------------------------------
(Shareholders' Equity Ratio (%))                (57.4%)            (58.4%)          (62.8%)             (61.9%)
-------------------------------------------------------------------------------------------------------------------

(Note) The earnings per common share for the relevant period are based on the total number of shares issued and outstanding at the end of such period.

         The 129th period experienced harsh environment in which the real GDP became negative growth in Japan. On the other hand, at overseas, the U.S. economy maintained favorable growth and the European economy showed signs of modest recovery while the Asian economy fell sharply into a depression and the discrepancies between regions became ever more apparent. While the Company focused its efforts on the mining equipment division, utilities division, and in the electronics division, the reorganization of business and organization including the sale of the synthetics division and the conversion of the forging division into a subsidiary were conducted. However, sales and profits decreased compared to the previous period.

         In the 130th period, the domestic economy continued to suffer from the long depression where the real GDP ended in a negative growth for two consecutive periods. The Company mobilized the efforts of all Komatsu companies inside and outside of Japan to provide customers with safe and creative products and services by closely watching the needs of the customers based on the motto of "Quality and Reliability", and aimed to improve sales and profit. At the same time, we wrestled with reorganization of production system for dealing with decrease of demands in construction equipment in Japan and to strengthen the competitive ability and to make certain the earning base. However, the effects in the current term was very limited and both sales and profit resulted in a decrease from the previous period. On a consolidated basis, the construction and mining equipment achieved performance above that of the previous period, however, due to the significant degradation in the results of the electronics division, the sales declined from the previous period and net income for the period was regretfully a loss.

         For the 131st period, domestic economy did not realize autonomous recovery despite the fact that the comprehensive economic measures and emergency economic package implemented by the government started to present effects. At overseas, the US economy continued to grow and Europe showed signs of modest recovery and Asian economy headed for the direction of recovery although not on a full scale. The top priority of the Company was to recover the performance above all, and for this purpose, the Company engaged in three major tasks, to significantly strengthen corporate governance centering around reorganization of the Board of Directors, to recover the profits for the domestic construction equipment business, and to effect structural reforms in the group's electronics business. These efforts respectively presented results and the consolidated sales for this period was almost the same level for the previous period but the net income for this period improved significantly. On a non-consolidated basis, sales decreased slightly from the previous period but the profit for the period improved considerably.

         The outline of business for the current 132nd period is as set forth in above (1) "Development and Results of Business Operations".

II.     Outline of the Company (as of March 31, 2001)

(1)     Major Lines of Business

-------------------------------------------------------------------------------------------------------------------
Division           Principal Products and Business
-------------------------------------------------------------------------------------------------------------------
Construction       Excavating Equipment             hydraulic excavators, mini excavators,
& Mining                                            and backhoe loaders*
Equipment     -----------------------------------------------------------------------------------------------------
                   Loading Equipment                wheel loaders, mini wheel loaders, and skid - steer loaders
              -----------------------------------------------------------------------------------------------------
                   Grading and Roadbed              bulldozers, motor graders, and vibratory rollers
                   Preparation Equipment
              -----------------------------------------------------------------------------------------------------
                   Hauling Equipment                dump trucks, and crawler carriers
              -----------------------------------------------------------------------------------------------------
                   Tunneling machines               shield machines, tunnel-boring machines,
                                                    and small-diameter pipe jacking machines (Iron Moles)
              -----------------------------------------------------------------------------------------------------
                   Recycling Equipment              mobile  debris  crushers  (Galapagos),  mobile  soil  improver
                                                    (Literra), and mobile lumber crusher (Refole)
              -----------------------------------------------------------------------------------------------------
                   Other Equipment                  rough-terrain cranes, reach tower cranes,
                                                    and railroad maintenance equipment
              -----------------------------------------------------------------------------------------------------
                   Engine and Equipment             diesel engines, diesel generator sets,
                                                    and hydraulic equipment
              -----------------------------------------------------------------------------------------------------
                   Castings                         steel castings, and iron castings*
-------------------------------------------------------------------------------------------------------------------
Electronics        Electronic Materials             silicon wafers*, and polycrystalline silicon*
              -----------------------------------------------------------------------------------------------------
                   Communication Equipment,         network peripheral equipment,
                   Control and Information          LAN peripheral equipment, FA computers,
                   Equipment                        and vehicles controller
              -----------------------------------------------------------------------------------------------------
                   Temperature Control              Thermoelectric modules*, and temperature control
                   Equipment                        equipment for semiconductor wet process*
-------------------------------------------------------------------------------------------------------------------
Others             Metal Forging and                Large sized presses, middle and small sized presses*,  forging
                   Stamping Presses                 presses*, and Therbo presses*
              -----------------------------------------------------------------------------------------------------
                   Sheet-metal Machines and         press brakes*, shears*, gatling press centers*, laser cutting
                   Machines Tools                   machines*, fine plasma cutting machines*, and crankshaft
                                                    millers*
              -----------------------------------------------------------------------------------------------------
                   Industrial vehicles,             Lift trucks* , packing, and logistics*
                   Logistics
              -----------------------------------------------------------------------------------------------------
                   Defense                          Ammunition, and armored personnel carriers
              -----------------------------------------------------------------------------------------------------
                   Others                           Commercial-use-prefabricated structures for businesses*, and construction waste recycling plant
-------------------------------------------------------------------------------------------------------------------

(Note : The products and businesses listed above include those of the subsidiaries. Those with * mark are the principal products and major lines of businesses of the subsidiaries.)

(2)     Shares of the Company

(i)     Number of Shares and Number of Shareholders

--------------------------------------------------------------------------------

 Number of Shares Authorized to be Issued:               3,955,000,000 shares
--------------------------------------------------------------------------------

 Total Number of Shares Issued and Outstanding:            958,921,701 shares
--------------------------------------------------------------------------------

 Stated capital:                                            JPY70,120,637,607
--------------------------------------------------------------------------------

 Number of Shareholders:                                               61,403
--------------------------------------------------------------------------------

(Note) From the cancellation of treasury shares acquired for profit, the total number of shares authorized to be issued and the total number of shares issued and outstanding respectively decreased by 10,000,000 shares compared to the end of the previous period.

(ii)    Major Shareholders (Top 10)

------------------------------------------------------------------------------------------------------------------
Name of Shareholders                           Status of Investment by the       Status of Investment by the
                                               Shareholder in the Company        Company in the Shareholder
                                               -------------------------------------------------------------------
                                               Number of         Ratio of        Number of         Ratio of
                                               Shares held       Shareholding    Shares held       Shareholding
                                               (thousand shares) (%)             (thousand shares) (%)
------------------------------------------------------------------------------------------------------------------
NATS CUMCO                                          55,735            5.8               -                -
------------------------------------------------------------------------------------------------------------------
The Taiyo Mutual Life Insurance Co.                 55,224            5.8               -                -
------------------------------------------------------------------------------------------------------------------
Nippon Life Insurance Company                       31,863            3.3               -                -
------------------------------------------------------------------------------------------------------------------
Komatsu Ltd. Employees                              28,695            3.0               -                -
Stockholding Association
------------------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank N.A. London                27,794            2.9               -                -
------------------------------------------------------------------------------------------------------------------
Japan Trustee Services Co., Ltd. (held by           27,398            2.9               -                -
trust units)
------------------------------------------------------------------------------------------------------------------
The Sumitomo Bank, Ltd.                             24,144            2.5             15,176            0.5
------------------------------------------------------------------------------------------------------------------
State Street Bank and Trust                         22,595            2.4               -                -
Company
------------------------------------------------------------------------------------------------------------------
The Mitsubishi Trust and Banking Corporation
(held by Trust units)                               21,110            2.2               -                -
------------------------------------------------------------------------------------------------------------------
Boston Safe Deposit BSDT Treaty Clients             19,803            2.1               -                -
Omniba
------------------------------------------------------------------------------------------------------------------

(Notes)

    1. NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company's ADR (American Depository Receipts).

    2. The Company's holding of the shares in The Sumitomo Bank, Ltd. is computed by excluding the non-voting preferred shares issued by the same bank.

    3. The Sumitomo Bank, Ltd. merged with The Sakura Bank, Ltd. effective April 1, 2001 and they became Sumitomo Mitsui Banking Corporation. As of March 31, 2001, The Sakura Bank, Ltd. held 1,507,000 shares of the Company (0.2% holding) but the Company does not hold any shares in this bank.

(iii)   The Status of Acquisition, Disposal, etc. and Holding of the Treasury
        Shares

  (a) The below is the status of acquisition and cancellation for profit of the treasury shares of the Company pursuant to the resolution of the Board of Directors Meeting held on May 2, 2000:

        (1) Treasury shares acquired during this period:

              Type and Number: Ordinary shares with par value 10,000,000 shares Acquisition Price: Total: JPY 6,340,500,000

        (2) Treasury shares canceled during this period:

              Type and Number: Ordinary shares with par value 10,000,000 shares Disposal Price: Total: JPY 6,340,500,000

  (b) The below is the status of acquisition, cancellation and holding of treasury shares to be transferred to the Company's Directors and Employees.

        (1) Treasury shares acquired during this period:

              Type and Number: Ordinary shares with par value   1,200,000 shares
              Acquisition Price: Total:  JPY 691,544,770

        (2) Treasury shares disposed during this period:

              Type and Number: Ordinary shares with par value      10,000 shares
              Disposal Price: Total:  JPY 7,000,000

        (3) Treasury shares held at the end of this period:

              Type and Number: Ordinary shares with par value   3,370,000 shares

(3)   Employees

   -----------------------------------------------------------------------------------------------------

           Number of              Increase (Decrease)          Average Age           Average Service
           ---------              -------------------          -----------           ---------------
           Employees             Over Previous Period                                     Years
           ---------             --------------------                                     -----
   -----------------------------------------------------------------------------------------------------
            11,112                      (376)                     44.4                    22.7
   -----------------------------------------------------------------------------------------------------

The number of employees on a consolidated base is 32,002.


      (4)   Affiliates

(i)  Results of Consolidation

====================================================================================================================
                                    Fiscal 1999               Fiscal 2000               Increase/Decrease from
                                    (From April 1, 1999       (From April 1, 2000       the Previous Period
                                     to March 31, 2000)       to March 31, 2001)
--------------------------------------------------------------------------------------------------------------------
Consolidated Net                               1,055.6                    1,096.3           Increase of 3.9%
Sales (in billion yen)
--------------------------------------------------------------------------------------------------------------------

Consolidated Net                                  13.3                        6.9              Decrease of
Income (in billion yen)
                                                                                             JPY 6.4 billion
--------------------------------------------------------------------------------------------------------------------

Consolidated ROE                                   2.7%                       1.4%
(Ratio of Net Income to
 Shareholders' Equity)
--------------------------------------------------------------------------------------------------------------------

Consolidated ROA                                   1.3%                       1.4%
(Ratio of Pretax Income to
 Total Assets)
====================================================================================================================

(Note) The Company's consolidated financial statements are based on the accounting principles generally accepted in the United States of America.

(ii)    Principal Subsidiaries

---------------------------------------------------------------------------------------------------------------------
            Name                     Capital             Ownership               Main Business
            ----                     -------             ---------               -------------
                                 (in JPY million)           (%)
                                 ----------------           ---
---------------------------------------------------------------------------------------------------------------------
Komatsu Electronic                       11,636             59.9     Manufacture and sales of silicon wafers for
Metals Co., Ltd.                                                     semiconductors
---------------------------------------------------------------------------------------------------------------------
Komatsu Forklift Co.,                    11,411             51.5     Manufacture and sales of industrial vehicles,
Ltd.                                                                 and logistics-related machinery and equipment
---------------------------------------------------------------------------------------------------------------------
Komatsu Zenoah Co.                        5,099             54.3     Manufacture and sales of agricultural and
                                                                     forestry equipment, construction Equipment,
                                                                     industrial machinerys
---------------------------------------------------------------------------------------------------------------------
Komatsu Castex Ltd.                       4,979            100.0     Manufacture and sales of steel castings and
                                                                     iron castings
---------------------------------------------------------------------------------------------------------------------
Komatsu House Co.,                        1,436             86.7     Manufacture, sales and lease of
Ltd.                                                                 commercial-use-prefabricated structures for
                                                                     businesses
---------------------------------------------------------------------------------------------------------------------
Komatsu Logistics Corp.                   1,080             96.1     Packing, baling, Transportation,
                                                                     Warehousing and port-and-harbor Services
---------------------------------------------------------------------------------------------------------------------
Komatsu Industries                          990            100.0     Manufacture and sale of middle and small sized
Corporation                                                          presses and forging presses
---------------------------------------------------------------------------------------------------------------------
Komatsu Machinery                           600            100.0     Manufacture and sales of machine tools and
Tool Corporation                                                     semiconductor material processing equipment
---------------------------------------------------------------------------------------------------------------------
Komatsu Electronics, Inc.                   390            100.0     Manufacture and sale of thermoelectric modules
                                                                     and temperature control equipment for
                                                                     semiconductor wet process
---------------------------------------------------------------------------------------------------------------------
Komatsu Tokyo Ltd.                          287            100.0     Sales of construction Equipment, repair and
                                                                     service
---------------------------------------------------------------------------------------------------------------------
Komatsu Hokkaido Ltd.                       287            100.0     Sales of construction Equipment, repair and
                                                                     service
---------------------------------------------------------------------------------------------------------------------
Komatsu America Corp.               US $635 mil            100.0     Holding company in the U.S.
---------------------------------------------------------------------------------------------------------------------
Komatsu America                              --            100.0     Manufacture and sales of Construction
International Company                                                equipment
---------------------------------------------------------------------------------------------------------------------
Komatsu Mining                     US   $65 mil            100.0     Manufacture and sales of Mining equipment
Systems, Inc.
---------------------------------------------------------------------------------------------------------------------
Komatsu do Brasil Ltda.            CR   $55 mil            100.0     Manufacture and sales of Construction
                                                                     equipment, and steel and iron castings
---------------------------------------------------------------------------------------------------------------------
Advanced Silicon                             --            100.0     Manufacture and sales of
Materials LLC.                                                       Polycrystalline silicon and silane gas
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Komatsu Europe                        EUR 45mil            100.0     Supervision of European subsidiaries'
International N.V.                                                   operations and sales of construction equipment
---------------------------------------------------------------------------------------------------------------------
Komatsu UK Ltd.               Stg.(pound)23 mil            100.0     Manufacture and sales of Construction equipment
---------------------------------------------------------------------------------------------------------------------
Komatsu Hanomag AG                    DM 37 mil             98.4     Manufacture and sales of Construction equipment
---------------------------------------------------------------------------------------------------------------------
Komatsu Mining                        DM 10 mil            100.0     Manufacture and sales of Mining equipment
Germany GmbH
---------------------------------------------------------------------------------------------------------------------
Komatsu Utility Europe S.p.A.   12,000 mil lira            100.0     Manufacture and sale of construction equipment
---------------------------------------------------------------------------------------------------------------------
Komatsu  Asia & Pacific  Pte.            12 mil            100.0     Supervision of Asian Pacific subsidiaries'
Ltd.                                Singapore $                      operations, sales of construction equipment
                                                                     and industrial machines
---------------------------------------------------------------------------------------------------------------------
P T Komatsu Indonesia Tbk           192,780 mil             55.1     Manufacture and sales of
                                        Rupiahs                      Construction equipment and steel and iron
                                                                     castings
---------------------------------------------------------------------------------------------------------------------
Bangkok Komatsu Co.,                    620 mil             74.8     Manufacture and sales of construction equipment
Ltd.                                      Bahts
---------------------------------------------------------------------------------------------------------------------
Komatsu (China) Ltd.                 US$ 30 mil            100.0     Supervision of business in China
---------------------------------------------------------------------------------------------------------------------
Komatsu (Changzhou)                  US$ 21 mil             85.0     Manufacture and sales of Construction equipment
Construction Machinery Corp.
---------------------------------------------------------------------------------------------------------------------

(Note)

        1. Komatsu America International Company is a general partnership established under the laws of Delaware, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary. The Company's accrued investment in this company amount to US$3 million (after deducting the profit dividend from this company from the paid-in capital).

        2. Komatsu Mining Systems, Inc. and Komatsu do Brasil Ltda. are indirectly owned by the Company through subsidiaries.

        3. Advanced Silicon Materials, Inc. is a limited liability company established under the laws of Delaware, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary. This company's net asset which is equivalent to its capital is US$147 million.

        4. The shareholding percentages in Komatsu U.K. Ltd., Komatsu Hanomag AG, Komatsu Utility Europe S.p.A. and Bangkok Komatsu Co., Ltd. and the equity holdings in Komatsu (Changzhou) Construction Machinery Corp. include the shares and the equity holdings held by the Company's subsidiaries.

(iii)     Principal Affiliated Companies


---------------------------------------------------------------------------------------------------------------------
                                             Capital      Ownership (%)                 Main Business
                Name                    (in JPY million)
                ----                    ----------------
---------------------------------------------------------------------------------------------------------------------
GIGAPHOTON INC.                                2,000              50.0    Manufacture and sale of excimer lasers
                                                                          for semiconductor exposures
---------------------------------------------------------------------------------------------------------------------
Komatsu Cummins Engine Co., Ltd.               1,400              50.0    Manufacture of diesel engines
---------------------------------------------------------------------------------------------------------------------
Cummins Komatsu Engine Company                     -              50.0    Manufacture of diesel engines
---------------------------------------------------------------------------------------------------------------------
Komatsu Soft Ltd.                              1,234              35.0    Subcontracts for computer software
                                                                          development and sales
---------------------------------------------------------------------------------------------------------------------
Komatsu     Shantui      Construction     US$ 21 mil              40.0    Manufacture and sales of construction
Machinery Co., Ltd.                                                       equipment
---------------------------------------------------------------------------------------------------------------------

(Notes)

     1. Cummins Komatsu Engine Company is a general partnership established under the laws of Indiana, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary, which investments amount to US$2 million.

     2. The ownership in Komatsu Shantui Construction Machinery Co., Ltd. includes the ownership held by the subsidiaries.


(iv) Report on Business Consolidation

     1) In April, 2000, the Company sold 65.0% of the issued and outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems Co., Ltd. (currently TIS Co., Ltd.) As a result, Komatsu Soft Ltd. became a subsidiary of Toyo Information Systems Co., Ltd. and became an affiliate of the Company pursuant to the equity method under the Securities and Exchange Law.

     2) In June 2000, the Company acquired the majority of the issued and outstanding shares of Komatsu Forklift Co., Ltd. and this company became a subsidiary of the Company.

     3) In August 2000, the Company incorporated GIGAPHOTON INC. through joint investment with Ushio Inc. (50-50 joint venture).

     4) In October 2000, the Company, the subsidiaries and affiliated of the Company sold an equivalent of 69.2% of the issued and outstanding shares of Komatsu Construction Ltd. to Takamatsu Corp. As a result, Komatsu Construction Ltd. became a subsidiary of Takamatsu Corp.

(5)  Major Borrowing


------------------------------------------------------------------------------------------------------------------

                Name of Lenders                      Balance of Loans     Number of Shares  of the  Company  held
                ---------------                      ----------------     by such Lenders
                                                    (in JPY billions)             (Ratio of Shareholding)
                                                                                  -----------------------
                                                                                   (in thousand shares)
------------------------------------------------------------------------------------------------------------------
The Taiyo Mutual Life Insurance Co.                        3.8                         55,224 (5.8%)
------------------------------------------------------------------------------------------------------------------

Daihyaku Mutual Life Insurance Company                     2.7                              1 (0.0%)
------------------------------------------------------------------------------------------------------------------

Japan Bank for International                               1.9                             - (-)
Cooperation
------------------------------------------------------------------------------------------------------------------

Hokkoku Bank, Ltd.                                         1.4                         9,486 (1.0%)
------------------------------------------------------------------------------------------------------------------

Nippon Life Insurance Company                              1.2                         31,863 (3.3%)
------------------------------------------------------------------------------------------------------------------

(Note) Daihyaku Mutual Life Insurance Company assigned its loan claims towards the Company to Manulife Century Life Insurance Co., Ltd. on April 2, 2001.

The major lenders on a consolidated basis are The Fuji Bank. Ltd. (JPY 26.6 billion), The Bank of Tokyo-Mitsubishi, Ltd. (JPY 20.9 billion), and The Sumitomo Bank, Limited (JPY 17.8 billion). (The amounts are the balance of borrowing)

(6) Principal Business Offices


------------------------------------------------------------------------------------------------------------------
                                                    Name                                    Location
                                                    ----                                    --------
------------------------------------------------------------------------------------------------------------------
Head Office                    Head Office                                     Minato-ku, Tokyo
------------------------------------------------------------------------------------------------------------------
Research Division              Research Center                                 Hiratsuka-shi, Kanagawa Pref.
------------------------------------------------------------------------------------------------------------------
Plants       The Company       Awazu Plant                                     Komatsu-shi, Ishikawa Pref.
------------------------------------------------------------------------------ -----------------------------------
                               Osaka Plant                                     Hirakata-shi, Osaka Pref.
------------------------------------------------------------------------------------------------------------------
                               Mohka Plant                                     Mohka-shi, Tochigi Pref.
------------------------------------------------------------------------------------------------------------------
                               Oyama Plant                                     Oyama-shi, Tochigi Pref.
------------------------------------------------------------------------------------------------------------------
             Subsidiaries      Komatsu Electronic Metals Co., Ltd.             Ohmura-shi, Nagasaki Pref.,
                                                                               Kiyotake-cho, Miyazaki Pref.
------------------------------------------------------------------------------------------------------------------
                               Komatsu Forklift Co., Ltd.                      Oyama-shi, Tochigi Pref.
------------------------------------------------------------------------------------------------------------------
                               Komatsu Zenoah Co.                              Kawagoe-shi, Saitama Pref.
------------------------------------------------------------------------------------------------------------------
                               Komatsu Castex Ltd.                             Himi-shi, Toyama Pref.
------------------------------------------------------------------------------------------------------------------
                               Komatsu Electronics, Inc.                       Hiratsuka-shi, Kanagawa Pref.
------------------------------------------------------------------------------------------------------------------
                               Komatsu America International Company           Chatanooga, Tennessee, USA
------------------------------------------------------------------------------------------------------------------
                               Komatsu Mining Systems, Inc.                    Peorea, Illinois, USA
------------------------------------------------------------------------------------------------------------------
                               Advanced Silicon Materials, Inc.                MosesLake, ashington, USA
------------------------------------------------------------------------------------------------------------------
                               Komatsu do Brasil Ltda.                         Suzano, San Paulo, Brazil
------------------------------------------------------------------------------------------------------------------
                               Komatsu UK Ltd.                                 Birtley, UK
------------------------------------------------------------------------------------------------------------------
                               Komatsu Hanomag AG                              Hannover, Germany
------------------------------------------------------------------------------------------------------------------
                               Komatsu Mining Germany GmbH                     Dusseldorf, Germany
------------------------------------------------------------------------------------------------------------------
                               Komatsu Utility Europe S.p.A.                   Este, Italy
-----------------------------------------------------------------------------------------------------------------
                               P T Komatsu Indonesia Tbk                       Jakarta, Indonesia
------------------------------------------------------------------------------------------------------------------
                               Bangkok Komatsu Co., Ltd.                       Chonburi, Thai
------------------------------------------------------------------------------------------------------------------
                               Komatsu  (Changzhou)   Construction  Machinery  City    of    Chagzhou,    Jiangsu
                               Corp.                                           Province, China
------------------------------------------------------------------------------------------------------------------


(Notes)  1.   The above also includes the major plants of the subsidiaries.
         2.   In October 2000, the Company abolished the branch office system.

(7)  Directors and Auditors


---------------------------------------------------------------------------------------------------------------

              Position                           Name                   Responsibility in the Company,
              --------                           ----                   ------------------------------
                                                                            Or Principal Occupation
                                                                            -----------------------
---------------------------------------------------------------------------------------------------------------
Chairman and Director                       Tetsuya Katada
---------------------------------------------------------------------------------------------------------------
President and Representative Director       *Satoru Anzaki
---------------------------------------------------------------------------------------------------------------
Executive Vice President and               *Masahiro Sakane      General Manager of Corporate Planning
Representative Director                                          Division
---------------------------------------------------------------------------------------------------------------
Executive Vice President and             *Toshitaka Hagiwara     Supervision of Corporate Administration and
Representative Director                                          External Corporate Affaires
---------------------------------------------------------------------------------------------------------------
Executive Managing Director                  *Koji Ogaki         General Manager of Research Division
---------------------------------------------------------------------------------------------------------------
Executive Managing Director              *Norimichi Kitagawa     General Manager of e-Komatsu Promotion
                                                                 Division
---------------------------------------------------------------------------------------------------------------
Director                                   Arlie G. Tucker
---------------------------------------------------------------------------------------------------------------
Director                                   Toshio Morikawa       Counsel of The Sumitomo Bank, Ltd.
---------------------------------------------------------------------------------------------------------------
Standing Statutory Auditor                  Toshiro Nakaya
---------------------------------------------------------------------------------------------------------------
Standing Statutory Auditor                Hiroyuki Watanabe
---------------------------------------------------------------------------------------------------------------
Statutory Auditor                         Masahiro Yoshiike      President and Representative Director of The
                                                                 Taiyo Mutual Life Insurance Co.
---------------------------------------------------------------------------------------------------------------
Statutory Auditor                           Takaharu Dohi        Lawyer
---------------------------------------------------------------------------------------------------------------

(Notes)

     1. Messrs. Hiroyuki Watanabe, Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha"

     2. Each Director with the mark * concurrently holds the post of an Executive Officer.

     3. The Sumitomo Bank, Ltd. merged with The Sakura Bank, Ltd. effective April 1, 2001 and they became Sumitomo Mitsui Banking Corporation. Mr. Toshio Morikawa became counsel to Sumitomo Mitsui Banking Corporation effective on the same date.

There were no Directors or Statutory Auditors who resigned from their positions during this term.

(Reference)

In June 1999, the Company introduced the "Executive Officer" system and the "Global Officer" system in which the latter is comprised of the management class personnel of the major foreign local subsidiaries. The below is the list of the Executive Officers and the Global Officers as of March 31st, 2001.

The five persons with * mark holds both of the post as a Director and an Executive Officer.



----------------------------------------------------------------------------------------------------------------

             Position                          Name                    Responsibility in the Company,
             --------                          ----                    ------------------------------
                                                                           or Principal Occupation
                                                                           -----------------------
----------------------------------------------------------------------------------------------------------------
President and Representative              *Satoru Anzaki
Director  (Executive Officer)
----------------------------------------------------------------------------------------------------------------

Executive Vice President and             *Masahiro Sakane      General Manager of Corporate Planning Dept.
Representative Director
(Executive Officer)
----------------------------------------------------------------------------------------------------------------

Executive Vice President and           *Toshitaka Hagiwara     Supervision of Corporate Administration and
Representative Director                                        External Corporate Affaires
(Executive Officer)
----------------------------------------------------------------------------------------------------------------

Executive Managing Director                *Koji Ogaki         General Manager of Research Division
(Executive Officer)
----------------------------------------------------------------------------------------------------------------

Executive Managing Director            *Norimichi Kitagawa     General Manager of
(Executive Officer)                                            e-KOMATSU Promotion Division
----------------------------------------------------------------------------------------------------------------

Senior Executive Officer                 Kazuhiro Aoyagi       General Manager of International Division
----------------------------------------------------------------------------------------------------------------

Senior Executive Officer                  Naomi Anesaki        Deputy  General  Manager of  Corporate  Planning
                                                               Dept.
----------------------------------------------------------------------------------------------------------------

Senior Executive Officer                Kunihiko Komiyama      General   Manager  of  Engines  and   Hydraulics
                                                               Division
----------------------------------------------------------------------------------------------------------------

Senior Executive Officer                   Hisashi Wada        General Manager of Domestic Sales Division
----------------------------------------------------------------------------------------------------------------

Senior Executive Officer                  Masaru Fukase        Accounting, Finance and Audit
----------------------------------------------------------------------------------------------------------------

Senior Executive Officer                  Teruo Nakahara       General Manager of Development Division
---------------------------------------------------------------------------------------------------------------

Senior Executive Officer                    Kunio Noji         General Manager of Production Division
----------------------------------------------------------------------------------------------------------------

Executive Officer                         Kiyokazu Baba        General Manager of Industrial Machinery Division
----------------------------------------------------------------------------------------------------------------


Executive Officer                           Shuji Sugi         Deputy General Manager of Development Division
----------------------------------------------------------------------------------------------------------------

Executive Officer                          Susumu Isoda        General Manager of Osaka Plant,
                                                               Production Division
----------------------------------------------------------------------------------------------------------------

Executive Officer                        Yoshitaka Ohmura      Deputy  General  Manager of  Corporate  Planning
                                                               Dept.
----------------------------------------------------------------------------------------------------------------

Executive Officer                         Teruo Nagayasu       General Manager of Mohka Plant,
                                                               Production Division
----------------------------------------------------------------------------------------------------------------

Executive Officer                       Kanetake Nakatani      General Manager of Awazu Plant,
                                                               Production Division
----------------------------------------------------------------------------------------------------------------

Executive Officer                          Yuzo Tsumura        Deputy  General  Manager of Production  Division
                                                               and General Manager of Purchasing Dept.
----------------------------------------------------------------------------------------------------------------

Executive Officer                        Masahiro Yoneyama     Manager of Human Resources Dept.
----------------------------------------------------------------------------------------------------------------

Executive Officer                        Shigeki Fujimori      General Manager of Defense system Division
----------------------------------------------------------------------------------------------------------------

Executive Officer                         Munenori Nakao       General  Manager of  Environmental  Control  and
                                                               System Development Business Division
----------------------------------------------------------------------------------------------------------------

Executive Officer                         Yuji Watanabe        General Manager of Electronics Division
----------------------------------------------------------------------------------------------------------------

Executive Officer                        Kenji Kinoshita       General Manager of Finance Department
----------------------------------------------------------------------------------------------------------------

Global Officer                            James E. Boyle       Chairman and CEO of Komatsu America
                                                               International Company
----------------------------------------------------------------------------------------------------------------

Global Officer                           Dave W. Grzelak       Director,  Chairman  and CEO of  Komatsu  Mining
                                                               Systems, Inc.
----------------------------------------------------------------------------------------------------------------

Global Officer                             Kota Hoshino        Director,  President  and COO of Komatsu  Mining
                                                               Systems, Inc.
----------------------------------------------------------------------------------------------------------------

Global Officer                            Junro Kawanabe       Director  and  President  of  Komatsu  do Brasil
                                                               Ltda.
----------------------------------------------------------------------------------------------------------------

Global Officer                         Michael W. Kerschen     President and COO of Advanced Silicon
                                                               Materials, Inc.
----------------------------------------------------------------------------------------------------------------

Global Officer                           Yoichi Kobayashi      Director and  President of Komatsu Latin America
                                                               Corp.
----------------------------------------------------------------------------------------------------------------

Global Officer                          Yoshinori Komamura     Director and President of Komatsu Europe
                                                               International N.V.
----------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
Global Officer                            Gerhard Lehnen       Director and President of Komatsu Hanomag AG
----------------------------------------------------------------------------------------------------------------

Global Officer                           John H. Matlock       Director,  President and CEO of Komatsu  Silicon
                                                               America, Inc.
----------------------------------------------------------------------------------------------------------------

Global Officer                           Edson R. McCord       General  Manager,  USA  Research  &  Development
                                                               Center, Komatsu America Corp.
----------------------------------------------------------------------------------------------------------------

Global Officer                           Kenichi Nakamura      President    and   COO   of   Komatsu    America
                                                               International Company
----------------------------------------------------------------------------------------------------------------

Global Officer                             Ian Olivieri        Director and President of NS Komatsu Pty., Ltd.
----------------------------------------------------------------------------------------------------------------

Global Officer                            Toshiji Onuma        Director and President of Komatsu  Mexicana S.A.
                                                               de C.V.
----------------------------------------------------------------------------------------------------------------

Global Officer                             Yuzo Suzuki         Director   and   President  of  Komatsu  Asia  &
                                                               Pacific Pte. Ltd.
----------------------------------------------------------------------------------------------------------------

Global Officer                            Keith Tipping        Director and President of Komatsu UK Ltd.
----------------------------------------------------------------------------------------------------------------

Global Officer                            Enrico Tonetti       Director  and   President  of  Komatsu   Utility
                                                               Europe S.p.A
----------------------------------------------------------------------------------------------------------------

Global Officer                              Hideo Ueda         Chairman and CEO of Advanced Silicone  Materials
                                                               LLC
----------------------------------------------------------------------------------------------------------------

Global Officer                         Norbert H.H. Walther    Director  and   President   of  Komatsu   Mining
                                                               Germany GmbH
----------------------------------------------------------------------------------------------------------------


III. Acquisition and Disposition of the Company's Share by Appropriation to
     Profit


(1) Pursuant to the provisions of Article 7-2 of the Articles of Incorporation of the Company, it was resolved at the Board of Directors Meeting of the Company held on May 2, 2000 to acquire and cancel by appropriating to profit treasury shares with a maximum of 10 million ordinary shares with par value at a total acquisition price of JPY7.0 billion by the closing of the Ordinary General Meeting of shareholders to be held in June 2000 because this was determined to be especially necessary in light of the economic conditions, the Company's performance and its condition of assets and other factors.

(2) In accordance with this resolution, the Company acquired 10 million ordinary shares with par value at a total acquisition price of JPY 6,340,500,000 and completed procedures for cancellation of these shares on May 17, 2000.

(Note) Article 7-2 of the Articles of Incorporation of the Company provides that "The Company may acquire and cancel for profit a maximum of 90,000,000 ordinary shares of the Company by resolution of the Board of Directors" which provision was newly added to the Articles of Incorporation by resolution of the shareholders at the 128th Ordinary General Meeting of Shareholders held on June 27, 1997. When aggregating the past and the current purchases and cancellations, 25,000,000 treasury shares of the Company were acquired and canceled pursuant to this provision.

EXHIBIT II

                                  BALANCE SHEET
                                  -------------

                             (As of March 31, 2001)



                                                                    (JPY million)
--------------------------------------------------------------------------------

                            ASSETS
                            ------
--------------------------------------------------------------------------------
CURRENT ASSETS:                                                       336,159
--------------------------------------------------------------------------------
  Cash on hand and in banks                                            20,085
--------------------------------------------------------------------------------
  Notes receivable-trade                                               12,573
--------------------------------------------------------------------------------
  Accounts receivable-trade                                           174,362
--------------------------------------------------------------------------------
  Finished products                                                    27,237
--------------------------------------------------------------------------------
  Materials and supplies                                                2,167
--------------------------------------------------------------------------------
  Work in process                                                      21,630
--------------------------------------------------------------------------------
  Prepaid expenses                                                      1,144
--------------------------------------------------------------------------------
  Deferred taxes asset-current                                         11,150
--------------------------------------------------------------------------------
  Short-term loans receivable                                          57,968
--------------------------------------------------------------------------------
  Other current assets                                                 12,833
--------------------------------------------------------------------------------
  Allowance for doubtful receivables                                  (4,996)
--------------------------------------------------------------------------------
FIXED ASSETS:                                                         429,287
--------------------------------------------------------------------------------
  TANGIBLE FIXED ASSETS:                                              146,202
--------------------------------------------------------------------------------
    Buildings                                                          48,208
--------------------------------------------------------------------------------
    Structures                                                          8,905
--------------------------------------------------------------------------------
    Machinery and equipment                                            31,522
--------------------------------------------------------------------------------
    Vehicles and delivery equipment                                       252
--------------------------------------------------------------------------------
    Tools, furniture and fixtures                                       9,416
--------------------------------------------------------------------------------
    Land                                                               46,982
--------------------------------------------------------------------------------
    Construction in progress                                              914
--------------------------------------------------------------------------------
  INTANGIBLE FIXED ASSETS:                                             10,279
--------------------------------------------------------------------------------
    Utility rights                                                        185
--------------------------------------------------------------------------------
    Software                                                           10,023
--------------------------------------------------------------------------------
    Other intangible fixed assets                                          69
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  INVESTMENTS AND MISCELLANEOUS                                       272,806
  ASSETS:
--------------------------------------------------------------------------------
    Investment securities                                              63,943
--------------------------------------------------------------------------------
    Capital stock of subsidiaries, Contributions                      215,647
--------------------------------------------------------------------------------
    Long-term loans receivable                                          4,443
--------------------------------------------------------------------------------
    Non-current prepaid expenses                                          621
--------------------------------------------------------------------------------
    Deferred taxes asset-current                                        4,632
--------------------------------------------------------------------------------
    Treasury stock                                                      1,751
--------------------------------------------------------------------------------
    Other investments                                                   4,906
--------------------------------------------------------------------------------
    Allowance for doubtful receivables                                  (444)
--------------------------------------------------------------------------------
    Allowance for investments valuation                              (22,697)
--------------------------------------------------------------------------------
                         TOTAL ASSETS                                 765,446
                         ------------
--------------------------------------------------------------------------------

                         LIABILITIES
--------------------------------------------------------------------------------
CURRENT LIABILITIES:                                                  178,279
--------------------------------------------------------------------------------
  Notes payable trade                                                   3,980
--------------------------------------------------------------------------------
  Accounts payable trade                                               81,338
--------------------------------------------------------------------------------
  Short-term loans payable                                              6,136
--------------------------------------------------------------------------------
  Commercial paper                                                     20,000
--------------------------------------------------------------------------------
  Accounts payable                                                     33,758
--------------------------------------------------------------------------------
  Accrued corporation taxes, etc.                                       8,180
--------------------------------------------------------------------------------
  Advances received                                                       942
--------------------------------------------------------------------------------
  Deferred profit on installment sales                                  9,771
--------------------------------------------------------------------------------
  Accrued bonuses                                                       4,701
--------------------------------------------------------------------------------
  Warranty reserve                                                      3,696
--------------------------------------------------------------------------------
  Other current liabilities                                             5,772
--------------------------------------------------------------------------------
LONG-TERM LIABILITIES:                                                113,372
--------------------------------------------------------------------------------
  Bonds                                                                62,447
--------------------------------------------------------------------------------
  Long-term loans payable                                              12,867
--------------------------------------------------------------------------------
  Liabilities for retirement benefits                                  36,191
--------------------------------------------------------------------------------
  Liabilities  for  retirement  allowance  for  directors               1,079
   statutory auditors
--------------------------------------------------------------------------------
  Other long-term liabilities                                             786
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      TOTAL LIABILITIES                               291,652
                      -----------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                     SHAREHOLDERS' EQUITY
                     --------------------
--------------------------------------------------------------------------------
CAPITAL:                                                               70,120
--------------------------------------------------------------------------------
  Common stock                                                         70,120
--------------------------------------------------------------------------------
LEGAL RESERVES:                                                       127,366
--------------------------------------------------------------------------------
  Capital surplus                                                     109,337
--------------------------------------------------------------------------------
  Legal earned surplus                                                 18,029
--------------------------------------------------------------------------------
RETAINED EARNINGS:                                                    266,722
--------------------------------------------------------------------------------
  Reserve for special depreciation                                        192
--------------------------------------------------------------------------------
  Reserve for losses on overseas investment                                 1
--------------------------------------------------------------------------------
  Reserve for advanced depreciation deduction                          11,977
--------------------------------------------------------------------------------
  Reserve for special advanced depreciation account                    10,745
--------------------------------------------------------------------------------
  General reserve                                                     205,359
--------------------------------------------------------------------------------
  Unappropriated retained earnings for this period                     38,445
--------------------------------------------------------------------------------
  (including net income for this period)                              (7,222)
--------------------------------------------------------------------------------
Valuation differences                                                   9,585
--------------------------------------------------------------------------------
   Valuation differences                                                9,585
--------------------------------------------------------------------------------
                  TOTAL SHAREHOLDERS' EQUITY                          473,794
                  --------------------------
--------------------------------------------------------------------------------
                     TOTAL LIABILITIES &                              765,446
                     -------------------
                     SHAREHOLDERS' EQUITY
                     --------------------
--------------------------------------------------------------------------------

EXHIBIT III

                               STATEMENT OF INCOME
                               -------------------

                     (From April 1, 2000 to March 31, 2001)


                                                                               (JPY million)
-----------------------------------------------------------------------------------------------
ORDINARY PROFITS AND LOSSES
---------------------------
Operating Profits and Losses:
  Operating income:
    Net sales                                                                          430,270
  Operating expenses:
    Cost of sales                                                  314,534
    Adjustment to deferred profit on installment sales                (526)
    Selling, general and
    Administrative expenses                                        102,080             416,088
                                                                   -------       -------------
  Operating profit:                                                                     14,181


Non-operating Profits and Losses:
  Non-operating income:

    Interest and dividend Income                                     5,337
    Other non-operating income                                       3,336               8,673
                                                                   -------
  Non-operating expenses:
    Interest expenses                                                1,826

    Other non-operating Expenses                                     9,746              11,573
                                                                   -------       -------------
  Ordinary Profit:                                                                      11,281


SPECIAL PROFITS AND LOSSES
--------------------------
Special Income:

    Profits from sale of investment securities                     12,778

    Gains from sale of shares of subsidiaries                       3,426

    Gains from sale of money invested                                  186
    Gains from  placing  the retirement allowance                    1,955
       payments in trust
    Variance changing to retirement benefits                           953              19,299
      accounting                                                   -------
Special Losses:
    Valuation loss from sale of                                        439
    Investment securities
    Deferred allowance of securities investment                      6,264
      valuation
    Valuation loss of the shares of the subsidiaries                 1,430
    Loss from reorganization of subsidiaries                        12,812              20,946
                                                                   -------       -------------
    Income before income taxes                                                           9,635

    Corporation, resident and Enterprise taxes                                          11,398
    Adjustments to corporation tax, etc.                                                (8,984)
----------------------------------------------------------------------------------------------
    Net income for the period                                                            7,222
    Unappropriated retained earnings                                                    40,433
    Brought forward
    Cancellation of treasury shares                                                      6,340
    Interim cash dividend paid                                                           2,869
    Unappropriated  retained  earnings at the end of the
      period                                                                            38,445
-----------------------------------------------------------------------------------------------

(Notes)

1.   Accounting Principles

(1)  Method and basis of valuation of securities

     Bonds held until maturity:  At cost of amortization
     Shares of subsidiaries and affiliates: At cost by moving average method Other securities:
     With market value:  At market value of the market price as of the date of settlement (The valuation differences are all disposed by direct investment method and cost of sales are computed by moving average method.)
     Without market value:  At cost by moving average method

     With respect to financial products, the Accounting Principles for Financial Products (("Opinion Concerning the Establishment of Accounting Principles for Financial Products" of January 22, 1999 of the Corporate Accounting Examination Committee) has been applied from this period. The effects of this change are minor.

     Also, the purposes for holdings in the securities that are held as of the beginning of the period are reviewed and bonds held until maturity and other securities are indicated as investment securities. As a result of this accounting, the Securities declined by JPY 25,574 million and Investment Securities increased by JPY 25,574 million.


(2)  Method and basis of valuation of inventories

     Finished products (excluding spare parts and real estate held for sale) and work in process: Lower of cost (specific identification basis) or market

     Spare parts: Lower of cost (last-in, first-out) or market

     Real estate held for sale: Cost (specific identification basis)

     Materials and supplies: Lower of cost (periodic average) or market

(3) Depreciation of tangible fixed assets and intangible fixed assets is computed according to the declining-balance method and the straight-line method respectively.

(4) As for the provision of retirement benefits, in order to appropriate the necessary amount for employees, the amount accrued as of the end of this period is accounted pursuant to the retirement benefits payment obligations and pension assets accrued as of the end of this period.

     The Accounting Principles Concerning Retirement Allowance ("Opinion Concerning the Establishment of Accounting Principles for Severance Payments" of June 16, 1998 by the Corporate Accounting Examination Committee) was applied from this period.

     Due to this change, when compared to the figures computed pursuant to the same accounting principles applied last period, the retirement allowance payment expenses increased by JPY 554 million, ordinary profit decreased by JPY 545 million, and income before income taxes increased by JPY 2,669 million.

     In addition, the variance changing in accounting was temporarily disposed as special income.

(5) For long-term installment sales in which the installment period is in excess of two years, the profits to be collected after the next period are deferred.

(6)  Accounting method of lease transactions

     General accounting methods employed for ordinary lease transactions are used for accounting finance lease transactions, excluding such transactions in which it is recognized that the ownership of the leased article is being transferred to the borrower.

(7)  Accounting for consumption tax

     Accounting procedures in regard to consumption taxes follow the tax-exempt method.

(8) Application of the Accounting Principles for Transactions Denominated in Foreign Currency

     The Amended Accounting Principles for Transactions Denominated in Foreign Currency ("Opinion Concerning the Amendment of the Accounting Principles for Transactions Denominated in Foreign Currency of October 22, 1999 by the Corporate Accounting Examination Committee) was applied from this period. The effects on the profit and loss due to this change are minor.

2.   Matters concerning the Balance Sheet

(1)  Fractions of one million yen have been discarded.

(2)  Short-term receivables from subsidiaries: JPY 167,620 million

     Short-term debts payable to subsidiaries: JPY 30,813 million

     Long-term receivables from subsidiaries: JPY 924 million

(3) Other amounts under the Current Assets include JPY 1 million for the treasury shares.

(4)  Accumulated depreciation of tangible fixed assets: JPY296,357 million

(5) In addition to the fixed assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(6)  Important assets and liabilities denominated in foreign currencies

     Accounts receivable denominated in foreign currencies: JPY 16,808 million

     Denominated in:
     US dollars:           US$ 110 million
     Euro:                  EUR 24 million
     Deutsche Mark:        DM 9 million

     The above does not include accounts subject to forward foreign exchange contracts.

(7) The details of the reserve for retirement allowance payments and the pension assets under the trust of the retirement allowance payments offset by the same amount of the reserve for retirement allowance payments (excluding the unrecognized calculation differences) are as follows:

  ----------------------------------------------------------------------------------------------------------------
                                        Temporary Retirement       Qualified Retirement            Total
                                               Amount                    Pension
  ----------------------------------------------------------------------------------------------------------------
  Reserve for retirement allowance
  payments (before deduction of the
  pension assets under the trust
  of the severance payments)             JPY 47,295 million          JPY 145 million         JPY 47,441 million
  ----------------------------------------------------------------------------------------------------------------
  Pension assets under the trust of
  the retirement allowance payments
  (excluding the unrecognized
  calculation differences)               JPY 11,249 million                 -                JPY 11,249 million
  ----------------------------------------------------------------------------------------------------------------
  Reserve for retirement allowance
  payments (after deduction of the
  pension assets under the trust of
  the retirement allowance payments)     JPY 36,045 million          JPY 145 million         JPY 36,191 million
  ----------------------------------------------------------------------------------------------------------------

(8) The reserve for the retirement allowance for the officers are the reserves pursuant to Article 287-2 of the Commercial Code.

(9)  Guarantee liability: JPY 52,593 million
     Balance under letters of awareness, etc.: JPY 128,358 million

(10) The notes maturing as of the end of the period are settled and disposed on the date of the exchanging of the notes. As the day of the end of the period was a holiday for the financial institutions, the notes maturing as of the end of the period are included in the balance as of the end of the period as follows:

     Notes receivable: JPY 2,224 million
     Notes payable: JPY 1,312 million

(11) Total amount of treasury shares pursuant to Article 290, Paragraph 1, Item 5 of the Commercial Code: JPY 1,751 million

     Net assets pursuant to Article 290, Paragraph 1, Item 6 of the Commercial
     Code: JPY 9,585 million

(12) Earnings per common share (calculated based on the number of outstanding shares as of March 31, 2001): JPY 7.53

3.   Matters concerning the Statement of Income

(1)  Fractions of one million yen have been discarded.

(2)  Tradings with subsidiaries

     Sales:         JPY228,303 million

     Purchases:    JPY113,478 million

     Trading other than operating transactions:  JPY14,240 million

EXHIBIT IV

                      PROPOSAL FOR APPROPRIATION OF PROFIT
                      ------------------------------------
                      (For the period ending in March 2001)


                                                                                         (Japanese Yen)
Unappropriated retained earnings at the end of the period                                38,445,192,145

Reversal of reserve for special Depreciation                                                 45,761,979

Reversal of reserve for loss on overseas investments                                            325,600

Reversal of reserve for advanced depreciation deduction                                   1,145,962,987

Reversal of reserve for special advanced depreciation account                            10,745,373,574

                                   TOTAL                                                 50,382,616,285


The foregoing amount is proposed to be appropriated as follows:

Cash dividends                                                                            2,866,648,413
(Per share)                                                                                  (JPY 3.00)

Bonus to directors                                                                           63,000,000
(including JPY8,000,000 for statutory auditors)

Reserve for special depreciation                                                             21,108,923

Reserve for advanced depreciation deduction                                               4,236,772,626

General reserve                                                                          25,000,000,000

Unappropriated retained earnings carried forward to the next period                      18,195,086,323


Notes:    1.   The total dividends applicable to this fiscal period would amount to JPY 5,736,170,121 (including the interim dividends of JPY 3.00 per share, totaling JPY 2,869,521,708 paid on December 8, 2000).

          2. The amounts entered respectively for reversals of "Reserve for loss on overseas investments" and "Reserve for special advanced depreciation account" and reversals and provisions of "Reserve for special depreciation" and "Reserve for advanced depreciation deduction" are recorded in accordance with the Special Taxation Measures Law.

EXHIBIT V

            AUDIT REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
            --------------------------------------------------------

                                  AUDIT REPORT
                                  ------------
                                                                     May 1, 2001

To:  KOMATSU LTD.

     Mr. Satoru Anzaki
     President and Representative Director

     We have made an examination, under the provision of Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", of the Balance Sheet, Statement of Income, Business Report (as to accounting information only), Proposal for Appropriation of Profit, and Supplemental Schedules (as to accounting information only) of Komatsu Ltd. (the "Company"), with respect to its 132nd fiscal period beginning on April 1, 2000 and ending on March 31, 2001. Our examination with respect to the Business Report and Supplemental Schedules was limited to the information therein derived from the Company's books of account.

     In performing the above examination, we have followed the auditing standards generally recognized as fair and appropriate and applied such auditing procedures as are normally required. This auditing procedures also include the audits conducted on the subsidiaries which we considered as necessary.

     Our opinions, based on such examination, are as follows:

     (1) The above-mentioned Balance Sheet and Statement of Income properly present the conditions concerning assets of the Company and its profit and loss in compliance with applicable laws and regulations and the Company's Articles of Incorporation.

     (2) The above-mentioned Business Report (as to the accounting information only) properly presents the conditions of the Company in compliance with applicable laws and regulations and the Company's Articles of Incorporation.

     (3) The above-mentioned Proposal for Appropriation of Profit is in conformity with applicable laws and regulations and the Company's Articles of Incorporation.

     (4) There are no matters that the auditors are required to mention with respect to the above-mentioned Supplemental Schedules (as to accounting information only) in accordance with applicable provisions of the Commercial Code.

     We do not have any interest in or relationship with the Company as to which disclosure is required under the applicable provision of the Certified Public Accountants Law.


                                    Auditing Corporation, Asahi & Co.

                                         Partner & Accountant:
                                               Kozo Uno (seal)
                                               Certified Public Accountant

                                         Partner & Accountant
                                               Tadao Kuwano (seal)
                                               Certified Public Accountant

                                         Partner & Accountant:
                                               Teruo Suzuki (seal)
                                               Certified Public Accountant

                                         Accountant:
                                               Fumio Koike (seal)
                                               Certified Public Accountant

EXHIBIT VI

                       BOARD OF STATUTORY AUDITORS' REPORT
                       -----------------------------------
                                  AUDIT REPORT
                                  ------------

                                                                     May 7, 2001

To:      KOMATSU LTD.
         Mr. Satoru Anzaki
         President and Representative Director

         Having been reported by each Statutory Auditor on the method and results of the audit in regard to the performance of duties by the directors of KOMATSU LTD. (the "Company") for the 132nd fiscal year (beginning on April 1, 2000 and ending on March 31, 2001), the Board of Statutory Auditors of the Company prepares this Audit Report on deliberation and reports as follows:

1.       Outline of Method of Examination

         In accordance with the policy of audit and the assignment prescribed by the Board of Statutory Auditors, each Statutory Auditor participated in meetings of the Board of Directors and other important meetings of the Company, received reports from the directors, etc. on matters relating to the business operations of the Company, read important approval documents, etc., investigated at the head office and the major places of business of the Company into matters relating to the management of business and the status of property thereof, and requested subsidiaries to report on business as considered necessary. We also received reports and explanations from the independent certified public accountants and examined the contents of the Company's financial documents and supplemental schedules.

         We requested reports from directors, etc. as necessary, in addition to the above method of audit, for matters such as those concerning the directors' involvement in transactions competitive with the Company's business and in transactions which may conflict with the Company's interests, the Company's bestowing benefits, the Company's unusual transactions with subsidiaries and shareholders and the Company's acquisition or disposal of its own stocks, and investigated such transactions in detail.

2.       Results of Examination

         We are of the view:

     (1) that the method and results of the audit conducted by Asahi & Co., the Company's independent certified public accountants, are appropriate;

     (2) that the contents of the Business Report (other than accounting information) present fairly the conditions of the Company as required by related laws and regulations and the Articles of Incorporation of the Company;

     (3) that there are no matters which we are required to mention in the Proposal for Appropriation of Profit in the light of the financial conditions of the Company and other circumstances;

     (4) that the Supplemental Schedules (other than accounting information) properly contain information required to be contained therein and that there are no matters which we are required to mention; and

     (5) that in connection with performance of duties by the directors including their duties relating to subsidiaries, we did not find any unlawful act or any material fact which constitutes violation of laws and regulations or the Articles of Incorporation of the Company. Further, with respect to matters such as the directors' involvement in transactions competitive with the Company's business and in transactions which may conflict with the Company's interests, the Company's bestowing of benefits and the Company's unusual transactions with subsidiaries and shareholders, and the Company's acquisition or disposal of its own stocks, we are of the opinion that there was no breach of obligation of directors.

                                               Toshiro Nakaya (seal)
                                               Standing Statutory Auditor

                                               Hiroyuki Watanabe (seal)
                                               Standing Statutory Auditor

                                               Masahiro Yoshiike (seal)
                                               Statutory Auditor

                                               Takaharu Dohi (seal)
                                               Statutory Auditor


     Note: Mr. Hiroyuki Watanabe of Standing Statutory Auditor and Messrs.
           Masahiro Yoshiike and Takaharu Dohi of Statutory Auditors are outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha".

                         REFERENTIAL DOCUMENTS REGARDING
                         -------------------------------
                          THE EXERCISE OF VOTING RIGHTS
                          -----------------------------
                                (PROXY STATEMENT)
                                -----------------


1.   Total Number of shares held by shareholders with voting rights:

     945,365,000 shares


2.   Explanations of items of business:


     1st Item of Business:      Matters concerning the approval of the proposed
                                Appropriation of Profit for the 132nd business term (April 1, 2000 - March 31, 2001)

     The proposal for appropriation of profit is as described in EXHIBIT IV (see page 34).

     Based on our comprehensive consideration of our current fiscal year's performance and dividend pay out ratio, we decided for the amount of cash dividend per share as of the end of this period be JPY3.00 per share which is the same amount as the interim dividend for the current fiscal year and the dividend of the previous fiscal year.


     2nd Item of Business: Matters concerning the election of six directors

     The terms of office of six directors, Messrs. Tetsuya Katada, Masahiro Sakane, Koji Ogaki, Norimichi Kitagawa, Arlie G. Tucker, and Toshio Morikawa will terminate as of the close of this General Shareholders' Meeting (hereinafter, the "Meeting"). In 1999, we effected reforms to the board by decreasing the number of directors and inviting outside directors, and we also introduced the "Executive Officer" system and the "Global Officer" system. We hope to achieve a further strengthened corporate governance with the board of directors comprised of small number of members.

     Thus, an election of six directors is requested and the following candidates are nominated for the positions.

                               DIRECTOR CANDIDATES
                               -------------------


------------------------------------------------------------------------------------------------------------
                                                                                             Number of
                                                                                             ---------
          Name                                 Brief Personal History                      Shares of the
          ----                                 ----------------------                      -------------
     (Date of Birth)                (Representative position in other companies)            Company Held
     ---------------                --------------------------------------------            ------------
------------------------------------------------------------------------------------------------------------
Tetsuya Katada              4/1953          Joined the Company                                77,115
(October 15, 1931)          3/1978          Director
                            3/1983          Managing Director
                            3/ 1987         Executive Managing Director
                            6/1988          Executive Vice President and
                                            Representative Director
                            6/1989          President and
                                            Representative Director
                            6/1995          Chairman and
                                            Representative Director
                            6/1999          Chairman and Director
                                            (current position)
                            (Representative position in other companies)
                            President and Representative  Director of Komatsu
                            Building Co., Ltd.
------------------------------------------------------------------------------------------------------------
Masahiro Sakane             4/1963          Joined the Company                                36,100
(January 7, 1941)           6/1989          Director
                            6/1994          Managing Director
                            6/1997          General Manager of Corporate Planning
                                            Division
                                            (current position)
                            6/1997          Executive Managing Director
                            6/1999          Executive Vice President and
                                            Representative Director
                                             (current position)
------------------------------------------------------------------------------------------------------------
Koji Ogaki                  4/1964          Joined the Company                                31,250
(March 24, 1942)            6/1991          Director
                            6/1995          General Manager of Research Division
                                            (current position)
                            6/1996          Managing Director
                            6/1999          Executive Managing Director
                                            (current position)
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Toshio Morikawa             4/1955          Joined The Sumitomo Bank, Ltd                           0
(March 3, 1933)             6/1980          Director of the above Bank
                            2/1984          Managing Director of the above Bank
                            10/1985         Executive Managing Director and
                                            Representative Director of the above Bank
                            10/1990         Executive Vice President and
                                            Representative Director of the above Bank
                            6/1993          President and Representative Director of
                                            the above Bank
                            6/1997          Chairman and Representative Director of
                                            the above Bank
                            6/1999          Director of the Company
                                            (current position)
                            3/2001          Counsel of The Sumitomo Bank, Ltd.
                            4/2001          Counsel of Sumitomo Mitsui Banking
                                            Corporation
                                            (current position)
------------------------------------------------------------------------------------------------------------
Kazuhiro Aoyagi             4/1967          Joined the Company                                28,000
(April 14, 1943)            6/1993          Director
                            1/1995          President and Director of Komatsu Europe
                                            Co.,  Ltd. (currently Komatsu Europe
                                            International N.V.)
                            6/1998          Managing Director of the Company
                            6/1999          General Manager of International  Business
                                            Division
                                            (current position)
                            6/1999          Senior Executive Officer
                                            (current position)
                            (Representative position in other companies)
                            Chairman of the Board of Komatsu (China) Ltd.
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Kunio Noji                  4/1969          Joined the Company
(November 17,               2/1995          General Manager of the Chatanooga  Plant
1946)                                       of Komatsu Dresser Company (currently
                                            Komatsu America International Company)
                            3/1997          General Manager of the Information System         22,000
                                            Division of the Company
                            6/1997          Director of the Company
                            6/1999          Executive Officer
                            4/2000          General Manager of the Production
                                            Division
                                            (current position)
                            6/2000          Senior Executive Officer
                                            (current position)
------------------------------------------------------------------------------------------------------------


     3rd Item of Business:            Matters concerning the election of one
                                      statutory auditor

     A Statutory Auditor, Mr. Toshiro Nakaya, will resign at the close of this Meeting. Accordingly, it is proposed that one statutory auditor be elected. The following candidate is nominated for the position.

                     STATUTORY AUDITOR CANDIDATE
                     ---------------------------

------------------------------------------------------------------------------------------------------------
           Name                               Brief Personal History                     Number of shares
           ----                               ----------------------                     -----------------
     (Date of Birth)            (Representative positions held in other companies)      of the Company held
     ---------------            --------------------------------------------------      -------------------
------------------------------------------------------------------------------------------------------------
Norimichi Kitagawa          4/1965          Joined the Company
(July 22, 1940)             6/1993          Director
                            6/1997          Managing Director
                            6/1998          General Manager of Construction Equipment
                                            Division and General Manager of
                                            Development Division                              25,000
                            6/1999          Executive Managing Director
                                            (current position)
                            4/2000          General Manager of e-KOMATSU Promotion
                                            Division
                                            (current position)
------------------------------------------------------------------------------------------------------------

     4th item of Business:    Matters concerning the acquisition of treasury
                              shares for transfer to the directors and employees

     The resolution of the shareholders is requested for the Company to acquire
1.1 million ordinary shares of the Company's treasury shares with par value at a maximum total acquisition price of JPY1 billion during the period from the closing of this Meeting until the end of the next Ordinary Meeting of shareholders, for transfer to the Company's directors and employees in the following manner in accordance with the provisions set forth in Article 210-2 of the Commercial Code for the purpose of providing an incentive to and lifting the morale of the directors and employees towards the improvement of the Company's business performance.

     If the total number of the above shares cannot be acquired at the maximum acquisition price stipulated above, the above total number of shares to be acquired and the number of shares to be transferred to the grantees of the rights will be decreased accordingly by a resolution of the Board of Directors.

(Outline of the Transfer)

(1)  Manner of Transfer of the Shares

     To be conducted as provided in Article 210-2, Paragraph 2, Item 3 of the Commercial Code, "Agreement to grant rights to acquire the shares of the Company from the Company at the price set forth in advance" (hereinafter referred to as the "Agreement"). Such Agreement shall be concluded between the Company and each of the persons who are granted with such rights in accordance with the resolutions to be passed at this Meeting and the future Board of Directors Meeting.

(2)  Type of Shares Subject to Transfer

     The Company's ordinary shares with par value

(3)  Persons to be Granted the Rights, and the Number of Shares to be Granted

(a) The following directors remaining in office as of the closing of this Meeting (7 persons)


             Name         Number of shares              Name             Number of shares
             ----         ----------------              ----             ----------------
Satoru Anzaki                  80,000              Masahiro Sakane            80,000
Toshitaka Hagiwara             70,000                Koji Ogaki               60,000
Kazuhiro Aoyagi                60,000                Kunio Noji               40,000
Tetsuya Katada                 20,000

(b) The following executive officers pursuant to the Company's Executive Officer system, global financial officers, the counsels (riji), chief technician, chief technical supervisors, and global officers who are employees (40 persons)


    Name                    Number of shares          Name                 Number of shares
    ----                    ----------------          ----                 ----------------
Naomi Anesaki                    60,000           Kunihiko Komiyama             40,000
Hisashi Wada                     40,000           Teruo Nakahara                40,000
Shuji Sugi                       20,000           Susumu Isoda                  20,000
Teruo Nagayasu                   20,000           Kanetake Nakatani             20,000
Yuzo Tsumura                     20,000           Masahiro Yoneyama             20,000
Shigeki Fujimori                 20,000           Munenori Nakao                20,000
Yuji Watanabe                    20,000           Kenji Kinoshita               20,000
Makoto Nakamura                  20,000           Hiroshi Suzuki                20,000
Mamoru Hironaka                  20,000           Masaaki Fuchigami             20,000
Keith Sheldon                    20,000           Junro Kawanabe                10,000
Yoshinori Komamura               10,000           Kenichi Nakamura              10,000
Teruaki Noda                     10,000           Yoshitaka Ohmura              10,000
Toshiji Onuma                    10,000           Yoshio Funabiki               10,000
Kanichi  Kadotani                10,000           Akifumi Katsushima            10,000
Toshiyuki Kawaguchi              10,000           Yasuo Kimura                  10,000
Yoshito Maeyama                  10,000           Masatsugu Nagatomo            10,000
Tetsuya Nakayama                 10,000           Takeyuki Sakata               10,000
Masayuki Sato                    10,000           Yasuo Suzuki                  10,000
Yuzo Suzuki                      10,000           Tashiro Takeda                10,000
Tetsuo Takiguchi                 10,000           Kanenobu Yoshida              10,000

(4)  Purchase Price

     The purchase price of the subject shares shall be in the amount of the average of the closing price of the Company's ordinary shares with par value (ordinary trades) of each day (excluding days on which there are no trades of the shares) of the month immediately preceding the month in which the date of the grant falls, at the Tokyo Stock Exchange, multiplied by 1.05, with fractions less than one yen being rounded up to a whole yen. However, the purchase price shall not be less than the closing price of such shares on the date of the grant.


     If the shares are subject to a stock split or if the new shares are issued at a price below the market value (excluding those issuable upon conversion of convertible bonds or exercise of warrants), the purchase price shall be adjusted in accordance with the formula below, with fractions less than one yen being rounded up to a whole yen.


                                                          Number of newly        Amount paid per
                                   Number of currently  + issued shares     x    Share
                                      Issued shares       ------------------------------------------------
Purchase price       Purchase                                      Stock price before stock split
After adjustment  =  Price         X                                      or new issuance
                                      --------------------------------------------------------------------
                                      Number of currently  issued  shares + Increased  number of shares
                     Before           due to stock split or issuance of new shares
                     Adjustment

(5)  Period for Exercising the Rights

     From August 1, 2002 to July 31, 2007. Notwithstanding the foregoing, if any of the persons who are granted the above rights dies before the end of the exercising period, his or her heir may exercise the rights within 24 months of the dated of the death of the person.


(6)  Conditions for Exercising the Rights

(a) Any of the persons who have been granted the above rights may exercise his or her rights pursuant to the Agreement even after the person is no longer a director or an employee of the Company. If any of the persons granted the rights dies, his or her heir may exercise the rights pursuant to the Agreement.

(b)  The granted rights may not be transferred or pledged.

(c) The other conditions to the exercise of rights shall be provided in the Agreement.

     5th item of Business:  Matters concerning the payment of retirement allowance to retiring director and statutory auditor

     As of the close of this meeting, Mr. Norimichi Kitagawa will retire from the office of the director and Mr. Toshiro Nakaya from the office of the statutory auditor. To reward them for the services they have rendered, the Board of Directors proposes to pay retirement allowance in reasonable amounts in accordance with the rules prescribed by the Company. It is also proposed that the details of the allowance for the retiring director and the retiring auditor in terms of individual amount, time and method of payment, be determined by the Board of Directors for the director and by consultation between the auditors for the auditor, respectively. Their brief personal histories are as follows:


--------------------------------------------------------------------------------
           Name                                    Brief Personal History
           ----                                    ----------------------
--------------------------------------------------------------------------------
Norimichi Kitagawa           6/1993         Director
                             6/1997         Managing Director
                             6/1999         Executive Managing Director
                                            (current position)
--------------------------------------------------------------------------------
Toshiro Nakaya               6/1996         Standing Statutory Auditor
                                             (current position)
--------------------------------------------------------------------------------

                                                                             END

(Translation)

                                INSTRUCTION CARD
                                ----------------
                    CONCERNING THE EXERCISE OF VOTING RIGHTS
                    ----------------------------------------

To:  KOMATSU LTD.

                                    Number of Voting Shares: ____________ shares

     The undersigned hereby exercises its voting rights as indicated below in respect of the items of business proposed in the 132nd Ordinary General Meeting of Shareholders of KOMATSU LTD. to be held on June 27, 2001.

     This Instruction Card will also be effective in the event of an adjournment or continuation of the meeting.

Re:    1st Item of Business:
       Matters as proposed are          ................    approved
                                                            disapproved
       2nd Item of Business:
       Matters as proposed are          ................    approved
                                                            (excluding ________)
                                                            disapproved
       3rd Item of Business:
       Matters as proposed are          ................    approved
                                                            disapproved
       4th Item of Business:
       Matters as proposed are          ................    approved
                                                            disapproved
       5th Item of Business:
       Matters as proposed are          ................    approved
                                                            disapproved
___ ___, 2001
                                                Name of Shareholder (Seal)
                                                --------------------------

                            *          *          *

(Note) Please be advised that if no instruction is indicated for any item of business above, the voting rights attached to your shares shall be voted in favor of the approval of such item.

                                                                    Komatsu Ltd.